WADDELL & REED, INC. AND SUBSIDIARIES

(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Cash Flows

Year ended December 31, 2015

(In thousands)

Cash flows from operating activities:		
Net income	$	139,477
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		14,880
Amortization of deferred sales commissions		22,977
Excess tax benefits from share-based payment arrangements		(4,004)
Net purchases and maturities of trading securities		58
Investments loss, net		2,763
Loss on sale and retirement of property and equipment		423
Deferred income taxes		1,014
Changes in assets and liabilities:		
Cash and cash equivalents – restricted		9,715
Receivables from funds and separate accounts		5,421
Other receivables		(8,257)
Due from affiliates, net		5,232
Deferred sales commissions		(207)
Other assets		(17,768)
Accounts payable and payable to third party brokers		(4,809)
Payable to investment companies for securities and payable to customers		(5,964)
Accrued compensation		(1,098)
Income taxes receivable		5,170
Other liabilities		(4,251)
Net cash provided by operating activities		160,772
Cash flows from investing activities:		
Purchases of sponsored investment securities		1,500
Additions to property and equipment		(29,441)
Net cash used in investing activities		(27,941)
Cash flows from financing activities:		
Dividends to parent		(120,000)
Excess tax benefits from share-based payment arrangements		4,004
Net cash used in financing activities		(115,996)
Net increase in cash and cash equivalents		16,835
Cash and cash equivalents at beginning of year		320,308
Cash and cash equivalents at end of year	$	337,143
Supplemental disclosure for cash flow information:		
Cash paid for:		
Income taxes (net)	$	78,412
Interest	$	84

See accompanying notes to consolidated financial statements.